AllianceBernstein Investments, Inc.'s Exemption Report

AllianceBernstein Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(a) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(b) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) mutual fund underwriter or sponsor; and (2) distribution of interests in private alternative investment funds; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

AllianceBernstein Investments, Inc.

I,_____, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Gary Krueger

Title: Chief Financial Officer

February 28, 2025